

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

<u>Via E-mail</u>
Charles J. Scimeca
Chief Executive Officer
Technology Applications International Corporation
18851 N.E. 29th Avenue, Suite 700
Adventura, FL 33180

Re: Technology Applications International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 000-53878

Dear Mr. Scimeca:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director